

Mail Stop 3720

February 18, 2016

Michael T. Fries
President and Chief Executive Officer
Liberty Global plc
Griffin House
161 Hammersmith Rd, W6 8BS
London, United Kingdom

Re: **Liberty Global plc**
Preliminary Proxy Statement on Schedule 14A
Filed January 22, 2016
File No. 001-35961

Dear Mr. Fries:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you are seeking approval of the Acquisition proposal and the Substantial Property proposal due to Mr. John Malone's indirect interests in Cable & Wireless Communications Plc ("CWC") through his control of Columbus Holding LLC ("CHLLC"). We also note that Mr. Malone holds 24.9% of the voting power of Liberty Global plc and is contractually obligated to vote for both proposals. In light of the fact that the affirmative vote of a simple majority of the votes <u>cast</u> by the holders of your voting shares (voting together as a single class) is required to approve each of the proposals, please explain how a shareholder's participation in the vote determines the extent to which Mr. Malone controls the outcome of the vote on these proposals in which

he has an interest. Compare this to the situation where approval requires a majority of total votes.

2.   Please discuss and quantify the increase in Mr. Malone's total voting power in the company and beneficial ownership of Liberty Global Group A and C shares and LiLAC Group A and C shares if the acquisition of CWC is consummated. Discuss the extent to which Mr. Malone's beneficial ownership could be impacted depending on which of the four consideration options a CWC shareholder chooses due to his contractual obligation to elect the First Dual Share Alternative.

Background to the Acquisition, page 31

3.   Please provide more insight into the negotiations that led to the multiple consideration options for CWC shareholders. For example, please discuss the following:

- the reasons for each consideration option;
- why CHLLC (an entity controlled by Mr. Malone) has irrevocably undertaken to elect the First Dual Share Alternative;
- why CVBI Holdings (Barbados) Inc. and Clearwater Holdings (Barbados) Limited (each controlled by Mr. Risley), and Mr. Paddick have irrevocably undertaken to elect the Second Dual Share Alternative; and
- why the Recommended Offer consists only of Liberty Global Group A and C shares in light of the fact that CWC will be attributed to the LiLAC Group.

Also discuss in more detail how Liberty Global's board of directors arrived at the level of the intergroup interest in the LiLAC Group to be created in favor of the Liberty Global Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director